Exhibit 99.6

Cayman Islands Company No. 346382	Number of Class B ordinary shares to which this form of proxy relates(Note 1)

XPENG INC.

小 鵬 汽 車 有 限 公 司*

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(NYSE Ticker: XPEV, HKEx Stock Code: 9868)

(the “Company”)

FORM OF PROXY FOR 2021 FIRST CLASS MEETING OF HOLDERS OF CLASS B ORDINARY SHARES

I/We(Note 2)

of

being (a) holder(s) of                                                                                                                                                                                                         class B ordinary share(s)(Note 3) in the issued share capital of the Company with a par value of US$0.00001 each (the “Class B ordinary shares”), hereby appoint the Chairman of the meeting(Note 4) or of

as my/our proxy to vote for me/us and on my/our behalf at the 2021 first class meeting of holders of Class B ordinary shares of the Company (the “Class B Meeting”) to be held on December 8, 2021 at 10:30 a.m. Hong Kong time (or as soon as the conclusion of the class meeting of holders of class A ordinary shares), at No. 8 Sunggong Road, Changxing Street, Cencun, Tianhe District, Guangzhou, PRC and at any adjournment of the Class B Meeting.

The Board of Directors of the Company (the “Board of Directors”) recommends a vote FOR resolution 1.

My/Our proxy is instructed to vote on the resolution specified below:

	For	Against	Abstain

Resolution 1 — Ordinary Resolution
THAT consider and approve the proposed Class-based Articles Amendments as detailed in the proxy statement dated October 22, 2021.

Please tick (“✓”) the appropriate boxes to indicate your voting preference. You may also specify the number of shares to vote “For” or “Against” and/or “Abstain” in respect of each resolution in the voting boxes above. If you do not complete this section, your proxy will: (i) vote in the manner recommended by the Board of Directors on the above matter presented in the proxy statement dated on October 22, 2021 (the “Proxy Statement”) provided with this form of proxy; and (ii) vote or abstain at his/her discretion with respect to any other matters properly presented at the Class B Meeting.

Signed:	Date: , 2021

Name:

*	For identification purpose only

NOTES

1.

Please insert the number of Class B ordinary shares to which this form of proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all the Class B ordinary shares of the Company registered in your name(s). If more than one proxy is appointed, the number of shares in respect of which each such proxy so appointed must be specified.

2.	Full name(s) and address(es) to be inserted in BLOCK CAPITALS.

3.	Please insert the number of Class B ordinary shares of the Company registered in your name(s).

4.

This form of proxy is solicited by the Board of Directors. A proxy need not be a shareholder of the Company. A member may appoint a proxy of his/her own choice. If you wish to appoint someone else, please delete the words “the Chairman of the meeting” and insert the name(s) and address(es) of the person whom you wish to appoint in the space provided. The Chairman of the meeting will act as your proxy and vote FOR the relevant resolution, whether or not such deletion is made, if no other name is inserted.

5.

If this form of proxy is returned without an indication as to how the proxy shall vote, the proxy will (i) vote in the manner recommended by the Board of Directors on the above matter presented in the Proxy Statement and (ii) vote or abstain at his/her discretion with respect to any other matters properly presented at the Class B Meeting.

6.	If you mark the box “abstain”, it will mean that your proxy will abstain from voting and, accordingly, your vote will not be counted either for or against the relevant resolution.

7.

This form of proxy is for use by holders of Class B ordinary shares only. If the appointor is a corporate entity, this form of proxy must either be under its seal or under the hand of an officer or attorney duly authorized for that purpose.

8.

To be valid, this form of proxy must be properly executed, dated and lodged (together with a duly signed and dated power of attorney or other authority (if any) under which it is executed (or a notarially certified copy or such power of attorney or other authority)) as follows:

Persons who hold our Class B ordinary shares directly on our Cayman Islands register of members on the record date must return a proxy card (i) by mail or by hand to the offices of our registrar in the Cayman Islands (the “Cayman Registrar”): 4th Floor, Harbour Place, 103 South Church Street, P.O. Box 10240, Grand Cayman KY1-1002, Cayman Islands, or (ii) by email at HKFiduciaryServices@harneys.com.

so as to be received before 10:30 a.m. Hong Kong Time on December 6, 2021.

9.	Any alterations made to this form of proxy must be initialled by you.

10.

You may revoke your proxy by (i) re-submitting this form of proxy by mail or email or by hand before 10:30 a.m. Hong Kong Time on December 6, 2021 or (ii) attending the Class B Meeting and voting in person. Any written notice of revocation or subsequent proxy card must be received by the Cayman Registrar prior to 10:30 a.m. Hong Kong Time on December 6, 2021. Such written notice of revocation or subsequent proxy card should be sent to the Cayman Registrar by mail or email or by hand.

11.

The completion and return of this form of proxy will not prevent you from attending the Class B Meeting and voting in person should you so wish, although attendance at the Class B Meeting will not in and of itself revoke this proxy.

12.

In the case of joint holders, signature of any one holder will be sufficient, but the names of all the joint holders should be stated. The vote of the senior holder (according to the order in which the names stand in the register of members in respect of the holding) who tenders a vote in person or by proxy will be accepted to the exclusion of the vote(s) of the other joint holder(s).

PERSONAL INFORMATION COLLECTION STATEMENT

Your supply of your and your proxy’s (or proxies’) name(s) and address(es) is on a voluntary basis for the purpose of processing your request for the appointment of a proxy (or proxies) and your voting instructions for the Class B Meeting (the “Purposes”). We may transfer your and your proxy’s (or proxies’) name(s) and address(es) to our agent, contractor, or third party service provider who provides administrative, computer and other services to us for use in connection with the Purposes and to such parties who are authorized by law to request the information or are otherwise relevant for the Purposes and need to receive the information. Your and your proxy’s (or proxies’) name(s) and address(es) will be retained for such period as may be necessary to fulfil the Purposes. Request for access to and/or correction of the relevant personal data can be made in accordance with the provisions of the Personal Data (Privacy) Ordinance and any such request should be in writing by mail to the Personal Data Privacy Officer of the Cayman Registrar at the above address.